UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Corgi International Limited

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

21872Q103

(CUSIP Number)

Jordan M. Schwartz

c/o Cadwalader, Wickersham & Taft LLP

One World Financial Center

34th Floor

New York, New York  10281

(212) 504-6136

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. 21872Q103

1		NAME OF REPORTING PERSONS. JORDAN M. SCHWARTZ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 725,459 SHARES
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 725,459 SHARES
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,459 SHARES
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) The calculation of the foregoing percentage is based on 10,318,936 Corgi International Limited (the “Issuer”) Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement (as defined herein) and following the consummation of the transaction described in the Merger Agreement and (ii) 17,021 Issuer American Depositary Shares subject to warrants held by Mr. Schwartz. See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is American Depositary Shares and underlying Ordinary Shares, “par value” HK$3.00 per share (the “American Depositary Shares”), of Corgi International Limited, a Hong Kong corporation (“Issuer”). The principal office of Issuer is located at Unit 10, 16/F., Wah Wai Centre, 38-40 Au Pui Wan Street, Fo Tan, New Territories, Hong Kong, S.A.R., China.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Jordan M. Schwartz, whose business address is care of Cadwalader, Wickersham & Taft LLP, One World Financial Center, 34th Floor, New York, New York  10281. Mr. Schwartz is a partner with Cadwalader, Wickersham & Taft LLP. Mr. Schwartz is also a former director and a former stockholder of Master Replicas Inc. (“Master Replicas”), a California based company that produces a line of premium collectible products. Mr. Schwartz is a citizen of the United States.

During the past five years, Mr. Schwartz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Schwartz has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Schwartz became the owner of Issuer shares described in this filing as a result of (i) the consummation of the Merger under the Merger Agreement described in Item 4 below and (ii) the purchase of shares in the Financing described in Item 4 below. In the Merger, Mr. Schwartz received an aggregate of 662,988 Issuer American Depositary Shares in exchange for 3,977,927 Master Replicas shares and 3,386 warrants to purchase Issuer American Depositary Shares in exchange for 20,317 warrants to purchase Master Replicas shares. In the Financing, Mr. Schwartz purchased an aggregate of 45,450 Issuer American Depositary Shares and warrants to purchase 13,635 Issuer American Depositary Shares with an exercise price of $7.80 per warrant, for an aggregate purchase price of $299,970. Mr. Schwartz used personal funds to purchase the Issuer American Depositary Shares and warrants in the Financing.

Mr. Schwartz has not paid, and does not expect to pay, additional consideration in connection with the Issuer American Depositary Shares described above. Mr. Schwartz expects to pay the exercise price upon exercise of any of the warrants described above.

For a description of the Merger Agreement and the Financing Agreement see Item 4 below, which description is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Issuer, LightSaber Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Issuer (“Merger Sub”), and Master Replicas entered into an Agreement and Plan of Merger, dated as of October 4, 2006 (as amended by the Amendment and Waiver Agreement dated as of November 14, 2006, the “Merger Agreement”). Pursuant to the Merger Agreement, on December 26, 2006, Merger Sub was merged with and into Master Replicas with Master Replicas continuing as the surviving corporation and a wholly owned subsidiary of Issuer (the “Merger”). As a result of the Merger, all outstanding capital stock of Master Replicas was automatically converted into the right to receive the Applicable Fraction (as defined in the Merger Agreement). The aggregate consideration payable to the holders of Master Replicas capital stock under the Merger Agreement is described in Article II of the Merger Agreement. As a result of the Merger, Mr. Schwartz became an Issuer security holder, and received the consideration described in Item 3 above.

On November 16, 2006, Issuer entered into an agreement (the “Financing Agreement”) to raise $17.6 million in equity financing (the “Financing”) through the issuance of 2,666,516 Issuer American Depository shares and warrants to purchase 799,954 Issuer American Depository shares, which financing closed on December 20, 2006. Such warrants are exercisable at an exercise price of $7.80 per share, for two years, subject to extension if the Issuer is unable to obtain or maintain the effectiveness of a registration statement with respect to the shares subject to the Financing. If the price of the Issuer American Depository Shares exceeds $11.70 per share for a period of ten consecutive days, the Issuer has the right to require the holders of the warrants to exercise their warrants. The closing of the Financing and the Issuer’s purchase (the “Cards Acquisition”) of the company Cards Inc. Limited (“Cards”) were conditions to the consummation of the Merger.

In connection with the Financing Agreement, the Issuer and the parties to the Financing Agreement entered into a registration rights agreement (the “Registration Rights Agreement”) dated as of November 16, 2006. Pursuant to such agreement and the Merger Agreement, the Issuer agreed to file a registration statement within 120 days after the closing of the Financing registering for resale the Issuer American Depository Shares issued to the investors in the Financing, to the Master Replicas stockholders in the Merger and upon exercise of the warrants issued in the Financing. The Issuer has agreed to obtain the effectiveness of such registration statement within 120 days after filing (240 days after the closing of the Financing). In certain circumstances set forth in the Registration Rights Agreement and the Merger Agreement, the Company may delay the registration of the Issuer American Depository Shares. If the Issuer does not file such registration statement or obtain its effectiveness by the prescribed deadlines, the Issuer will be required to pay investors in the Financing and certain former Master Replicas stockholders (including Mr. Schwartz) liquidated damages in cash equal to 2% of the amount invested at closing of the Financing for each month of delay and to the former stockholders of Master Replicas the value of the Master Replicas stock (assuming for purposes thereof a value of $6.60 per share), subject to a cap of $2,350,000 in the aggregate. In addition, the term of the warrants issued in the Financing shall be extended by any such delay in obtaining the effectiveness of the registration statement or any period during the term of the warrants during which the registration statement is not effective.

In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Mr. Michael Cookson, the chief executive officer of Master Replicas, and Jennifer Klatt, the chief financial officer of Master Replicas, were appointed Chief Executive Officer and Chief Financial Officer, respectively, of Issuer on December 26, 2006. Also, upon the consummation of the Merger, Mr. Cookson was appointed to the Board of Directors of the Issuer, in accordance with the terms and conditions of the Merger Agreement, on December 26, 2006. In accordance with the Cards Inc. Limited acquisition agreement, Darren Epstein, the chief executive officer and founder of Cards Inc. Limited, was appointed to the Board of Directors of the Issuer on December 20, 2006. In addition, Tim Steel was appointed to the Board of Directors of the Issuer in December, 2006.

In connection with the consummation of the Financing, the Issuer (i) effected a six-to-one reverse stock split and (ii) added a total of 1,375,000 Issuer American Depository shares to its stock option plan for future grant. All numbers in this schedule are on a post-reverse stock split basis.

References to, and the descriptions of, the Merger Agreement, the Financing Agreement and the related warrant and the Registration Rights Agreement are qualified in their entirety by reference to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described herein, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although each of the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger and the Financing, Mr. Schwartz is the beneficial owner of 725,459 Issuer American Depositary Shares, (i) 3,386 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding warrants all of which are exercisable at an exercise price of $0.0017 per share and (ii) 13,635 of which are not currently issued and outstanding but are issuable upon the exercise of outstanding warrants all of which are exercisable at an exercise price of $7.80 per share. Such shares constitute approximately 7.0% of the outstanding Issuer American Depositary Shares, based on the 11,651,366 Issuer American Depositary Shares outstanding on December 26, 2006. The calculation of the foregoing number of issued and outstanding shares is based on 10,318,936 Issuer Ordinary Shares underlying American Depositary Shares outstanding as of December 26, 2006, as represented by the Issuer in the Merger Agreement and following the consummation of the transactions described in the Merger Agreement and (ii) 17,021 Issuer American Depositary Shares subject to warrants held by Mr. Schwartz. Mr. Schwartz has sole voting and dispositive power over 725,459 Issuer American Depositary Shares.

(c)   Except as reported herein, the Reporting Person has not affected any transactions in the Issuer’s securities.

(d) - (e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Merger Agreement (to which the person named in Item 2 is not a party), or as described in the Merger Agreement, (ii) the Financing Agreement and related warrant, (iii) the Registration Rights Agreement and (iv) the warrant agreement between Jordan M. Schwartz and Master Replicas with respect to warrants to purchase 3,386 fully vested shares at an exercise price of $0.0017 per share, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above and between such person and any other person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2

Purchase Agreement made as of the 15th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.5 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

3	Form of Warrant issued by Corgi International Limited (incorporated by reference to Exhibit 99.7 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).
4

Registration Rights Agreement made and entered into as of the 16th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.6 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

5

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2007

JORDAN M. SCHWARTZ

By: /s/ Jordan M. Schwartz
Jordan M. Schwartz

EXHIBIT INDEX

Exhibit No.	Description
1

Agreement and Plan of Merger, dated as of October 4, 2006, by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to the Current Report on Form 6-K of the Issuer filed on October 26, 2006).

2

Purchase Agreement made as of the 15th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.5 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

3	Form of Warrant issued by Corgi International Limited (incorporated by reference to Exhibit 99.7 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).
4

Registration Rights Agreement made and entered into as of the 16th day of November, 2006 by and among Corgi International Limited and the Investors set forth on the signature pages affixed thereto (incorporated by reference to Exhibit 99.6 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).

5

Amendment and Waiver Agreement dated as of November 14, 2006 by and among Corgi International Limited, LightSaber Acquisition Corp. and Master Replicas Inc. (incorporated by reference to Exhibit 99.8 of the Current Report on Form 6-K of the Issuer filed on November 20, 2006).